# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Stevanato Group S.p.A., CIK 0001849853
CUSIP: T9224W109
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Via Molinella 17, Piombino Dese - Padua, Italy (L6), 35017
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001466153

## Reporting persons
- Artisan Partners Asset Management Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,809,760; sole dispositive power 0; shared dispositive power 2,601,598; aggregate amount beneficially owned 2,601,598 (5.2% of the class)
  Comment: (g) Artisan Partners Holdings LP is the sole limited partner of Artisan Partners Limited Partnership and the sole member of Artisan Investments GP LLC; Artisan Investments GP LLC is the general partner of Artisan Partners Limited Partnership; Artisan Partners Asset Management Inc. is the general partner of Artisan Partners Holdings LP.
- Artisan Partners Holdings LP: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,809,760; sole dispositive power 0; shared dispositive power 2,601,598; aggregate amount beneficially owned 2,601,598 (5.2% of the class)
  Comment: (g) Artisan Partners Holdings LP is the sole limited partner of Artisan Partners Limited Partnership and the sole member of Artisan Investments GP LLC; Artisan Investments GP LLC is the general partner of Artisan Partners Limited Partnership; Artisan Partners Asset Management Inc. is the general partner of Artisan Partners Holdings LP.
- Artisan Investments GP LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,809,760; sole dispositive power 0; shared dispositive power 2,601,598; aggregate amount beneficially owned 2,601,598 (5.2% of the class)
  Comment: (g) Artisan Partners Holdings LP is the sole limited partner of Artisan Partners Limited Partnership and the sole member of Artisan Investments GP LLC; Artisan Investments GP LLC is the general partner of Artisan Partners Limited Partnership; Artisan Partners Asset Management Inc. is the general partner of Artisan Partners Holdings LP.
- Artisan Partners Limited Partnership: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,809,760; sole dispositive power 0; shared dispositive power 2,601,598; aggregate amount beneficially owned 2,601,598 (5.2% of the class)
  Comment: (e) Artisan Partners Limited Partnership is an investment adviser registered under section 203 of the Investment Advisers Act of 1940.
  
  (g) Artisan Partners Holdings LP is the sole limited partner of Artisan Partners Limited Partnership and the sole member of Artisan Investments GP LLC; Artisan Investments GP LLC is the general partner of Artisan Partners Limited Partnership; Artisan Partners Asset Management Inc. is the general partner of Artisan Partners Holdings LP.

## Item 1. Issuer
Name of issuer: Stevanato Group S.p.A.
Address of issuer's principal executive offices: Via Molinella 17, 35017 Piombino Dese - Padua, Italy

## Item 2. Person Filing
Name of person filing:
Artisan Partners Asset Management Inc. ("APAM")
Artisan Partners Holdings LP ("Artisan Holdings")
Artisan Investments GP LLC ("Artisan Investments")
Artisan Partners Limited Partnership ("APLP")
Address of principal business office or, if none, residence:
APAM, Artisan Holdings, Artisan Investments, and APLP are all located at:

875 East Wisconsin Avenue, Suite 800
Milwaukee, WI 53202
Citizenship: APAM is a Delaware corporation; Artisan Holdings is a Delaware limited partnership; Artisan Investments is a Delaware limited liability company; APLP is a Delaware limited partnership

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 2,601,598
Percent of class: 5.2% (based on 49,709,718 shares outstanding as of 03/31/2026)
Sole power to vote or to direct the vote: None
Shared power to vote or to direct the vote: 1,809,760
Sole power to dispose or to direct the disposition: None
Shared power to dispose or to direct the disposition: 2,601,598

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The shares reported herein have been acquired on behalf of discretionary clients of APLP. Persons other than APLP are entitled to receive all dividends from, and proceeds from the sale of, those shares. None of those persons, to the knowledge of APAM, Artisan Holdings, Artisan Investments, or APLP has an economic interest in more than 5% of the class.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit Index

Exhibit 1 - Joint Filing Agreement dated 08/13/2026 by and among Artisan Partners Asset Management Inc., Artisan Partners Holdings LP, Artisan Investments GP LLC, and Artisan Partners Limited Partnership.

## Signatures
- Artisan Partners Asset Management Inc.: /s/ Gregory K. Ramirez, Gregory K. Ramirez, Executive Vice President of Artisan Partners Asset Management Inc. (08/13/2026)
- Artisan Partners Holdings LP: /s/ Gregory K. Ramirez, Gregory K. Ramirez, Executive Vice President of Artisan Partners Asset Management Inc., as the general partner of Artisan Partners Holdings LP (08/13/2026)
- Artisan Investments GP LLC: /s/ Gregory K. Ramirez, Gregory K. Ramirez, Vice President of Artisan Investments GP LLC (08/13/2026)
- Artisan Partners Limited Partnership: /s/ Gregory K. Ramirez, Gregory K. Ramirez, Vice President of Artisan Investments GP LLC, as the general partner of Artisan Partners Limited Partnership (08/13/2026)